Exhibit 99.91

CONSENT OF INDEPENDENT AUDITOR

We consent to the use of our report dated March 27, 2019, relating to the consolidated financial statements of Maverix Metals Inc. (the “Company”) for the years ended December 31, 2018 and December 31, 2017, appearing in the Company’s 40-F Registration Statement filed on June 7, 2019.

/s/ KPMG LLP	/s/ ANDREW JAMES

KPMG LLP	ANDREW JAMES

Chartered Professional Accountants	Partner, KPMG LLP
June 20, 2019
Vancouver, Canada